SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                           (Amendment No. _________)<F1>


                          Gaylord Entertainment Company
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                                (Name of Issuer)

                              Class A, Common Stock
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                         (Title of Class of Securities)

                                    367905106
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                                 (CUSIP Number)

                             W. Chris Coleman, Esq.
                    McAfee & Taft A Professional Corporation
                        10th Floor, Two Leadership Square
                           211 N. Robinson, Suite 1000
                          Oklahoma City, Oklahoma 73102
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
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                                January 28, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. (Continued on following pages)

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<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  367905106               13D

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1.   NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY)

     Edith Gaylord Harper 1995 Revocable Trust
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]
                                                                (b) [ x ]

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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS*                                                   00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                       [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                N/A
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      NUMBER OF SHARES         7.     SOLE VOTING POWER              2,133,371

      BENEFICIALLY             -------------------------------------------------

      OWNED BY EACH            8.     SHARED VOTING POWER
                               -------------------------------------------------
      REPORTING
                               9.     SOLE DISPOSITIVE POWER         2,133,371
      PERSON WITH              -------------------------------------------------

                               10.    SHARED DISPOSITIVE POWER
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,133,371
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      6.38
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14.  TYPE OF REPORTING PERSON*                                              OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D

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1.   NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY)

     William J. Ross
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]
                                                                (b) [ x ]

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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS*                                                   00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                       [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION                      United States
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      NUMBER OF SHARES         7.     SOLE VOTING POWER

      BENEFICIALLY             -------------------------------------------------

      OWNED BY EACH            8.     SHARED VOTING POWER           2,133,271
                               -------------------------------------------------
      REPORTING
                               9.     SOLE DISPOSITIVE POWER
      PERSON WITH              -------------------------------------------------

                               10.    SHARED DISPOSITIVE POWER      2,133,371
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,133,371
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      6.38
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14.  TYPE OF REPORTING PERSON*                                              IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D

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1.   NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY)

     David O. Hogan
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]
                                                                (b) [ x ]

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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS*                                                   00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                       [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION                        United States
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      NUMBER OF SHARES         7.     SOLE VOTING POWER

      BENEFICIALLY             -------------------------------------------------

      OWNED BY EACH            8.     SHARED VOTING POWER            2,133,371
                               -------------------------------------------------
      REPORTING
                               9.     SOLE DISPOSITIVE POWER
      PERSON WITH              -------------------------------------------------

                               10.    SHARED DISPOSITIVE POWER       2,133,371
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,133,371
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      6.38
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14.  TYPE OF REPORTING PERSON*                                              IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This Schedule 13D relates to shares of Class A common stock, par value $0.01 (the "Common Stock") of Gaylord Entertainment Company, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is One Gaylord Drive, Nashville, TN 37214.

Item 2. Identity and Background.

     This Schedule 13D is being filed by the Edith Gaylord Harper 1995 Revocable Trust and William J. Ross and David O. Hogan, co-trustees thereof.

     The Edith Gaylord Harper 1995 Revocable Trust, as amended, (the "Trust") is a trust created pursuant to trust instrument dated March 2, 1995 by and between Edith Gaylord Harper, of Oklahoma City, Oklahoma (the "Trustor") and David O. Hogan, William J. Ross and Edith Gaylord Harper as trustees. The business address of the Trust is:

                  c/o William J. Ross
                  Rainey, Ross, Rice & Binns
                  735 First National Center
                  Oklahoma City, OK  73102

     On January 28, 2001, Edith Gaylord Harper died. The two remaining trustees, David O. Hogan and William J. Ross, are individuals whose business address are, respectively:

                  Hogan & Slovacek
                  Two Warren Place
                  6120 South Yale, Suite 350
                  Tulsa, OK  74136-2444

                  Rainey, Ross, Rice & Binns
                  735 First National Center
                  Oklahoma City, OK  73102

Mr. Ross is an attorney practicing in Oklahoma City, Oklahoma and Mr. Hogan is an accountant practicing in Tulsa, Oklahoma.

     None of the reporting persons has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Furthermore, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the individual reporting persons are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

     The Trust acquired the shares of Common Stock through a dividend distribution of the Issuer's shares made by Gaylord Entertainment Company ("Old GET"), the predecessor to the Issuer, which were obtained by way of a dividend distribution to the shareholders of The Oklahoma Publishing Company ("OPUBCO") effective September 30, 1997. Prior to the effective date of the distribution, the Issuer, formerly Gaylord Broadcasting Company, was a wholly owned subsidiary of Old GET.

Item 4. Purpose of Transaction.

     The distribution of shares of Common Stock to the Trust described in Item 3, was effected in connection with a merger between Old GET and Westinghouse Electric Corporation ("Westinghouse"), whereby assets of Old GET that were not included as part of the merger with Westinghouse were transferred to the Issuer. The Trust acquired shares of the Issuer in a dividend distribution to continue its investments in the businesses associated with the non-included assets, which consisted of the hospitality, attractions, music, television and radio businesses of Old GET, as well as an international cable network and an option to acquire another such network.

     Except as set forth in the next succeeding paragraph, the reporting persons have no current plans or proposals that relate to or would result in the acquisition or disposition of securities of the Issuer; any extraordinary corporate transaction involving the Issuer or a subsidiary; a sell or transfer of a material amount of the assets of the Issuer or any subsidiary; any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or similar instruments that may impede the acquisition of control of the Issuer by any other person; causing a class of securities of the Issuer to be delisted from a national securities exchange; a class of equity securities of the Issuer becoming eligible for termination of registration under
Section 12(g)(4) of the Securities Exchange Act of 1934; or any similar action.

     Pursuant to the terms of the trust instrument governing the Trust, certain beneficiaries are named who will have the right to receive the securities and/or proceeds and dividends from such securities. The Inasmuch Foundation, a charitable, scientific and educational foundation, of which David O. Hogan, J. Hugh Roff, Jr. and William J. Ross are the directors, is entitled to receive 75% of the shares of Common Stock or the proceeds thereof. The Ethics and Excellence in Journalism Foundation, a charitable, scientific and educational foundation, of which David O. Hogan, J. Hugh Roff, Jr. and William J. Ross are the directors, is entitled to receive 25% of the shares of Common Stock or the proceeds thereof. The directors may from time to time, directly or indirectly, purchase additional shares of Common Stock or sell shares of Common Stock on the open market or otherwise depending on an evaluation of market price, diversification of assets, or other considerations.

Item 5. Interest in Securities of the Issuer.

     Prior to January 28, 2001, the Trust beneficially owned 2,133,371 shares of Common Stock, constituting 6.38% of the outstanding shares of Gaylord Entertainment Company. The trustees of the Trust were Edith Gaylord Harper, William J. Ross and David O. Hogan; Edith Gaylord Harper reserved full rights during her lifetime. On January 28, 2001, Edith Gaylord Harper died, with William J. Ross and David O. Hogan continuing in their capacity as co-trustees of the Trust, William J. Ross and David O. Hogan have shared power to vote and to dispose or to direct the disposition of 2,133,371 shares of Common Stock. The Trust also holds 2,803,413 shares of Common Stock of OPUBCO and Trust certificates from The Oklahoma Publishing Company Voting Trust (the "OPUBCO Voting Trust") representing 7,796,250 shares of OPUBCO. OPUBCO has the power to vote or direct the vote of, or to dispose or direct the disposition of, 2,103,766 shares of Common Stock, constituting 6.30% of the total shares outstanding of the Issuer. This includes 1,833,366 shares beneficially owned by GFI Company, a corporation wholly owned by OPUBCO. The Trust disclaims beneficial ownership of the shares held by OPUBCO and GFI. The Trust has currently instituted a program of selling shares of Common Stock and, as of November 8, 2001, had sold 126,000 shares since January 28, 2001 (90,000 shares in the past sixty days).

     There are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sell of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The parties have entered into a Joint Filing Agreement to make this
Schedule 13D filing (attached as Exhibit 1 hereto).

Item 7. Materials to be Filed as Exhibits.

     The following are filed as exhibits:


Exhibit 1  Joint Filing Agreement dated November 8, 2001

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    EDITH GAYLORD HARPER 1995 REVOCABLE TRUST


                                    WILLIAM J. ROSS
                                    William J. Ross, co-trustee

                                    DAVID O. HOGAN
                                    David O. Hogan, co-trustee

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT


     In accordance with Rule 13D-1(k) under the Securities Exchange Act of 1934, the persons named below agreed to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Gaylord Entertainment Company, and further agree that this Joint Filing Agreement be included as an exhibit to such statement.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 8th day of November, 2001.

                                       EDITH GAYLORD HARPER 1995 REVOCABLE TRUST


                                       By:  WILLIAM J. ROSS
                                            William J. Ross, co-trustee


                                            WILLIAM J. ROSS
                                            William J. Ross


                                            DAVID O. HOGAN
                                            David O. Hogan